Symbols:

TSX Venture Exchange: - LVH
OTC Bulletin Board: - LVFHF
Berlin & Frankfurt Stock Exchanges: - LVH

December 22nd, 2006.

Vancouver, British Columbia, December 22nd, 2006 Las Vegas From Home.com Entertainment Inc. (the “Company” or “Las Vegas”) wishes to announce that, pursuant to the expiration of 5,549,000 stock options during 2006, it has granted today an aggregate of 9,500,000 Incentive Stock Options to Directors, Officers, Employees and Consultants of the Company which are exercisable at $0.12 per common share expiring on December 22nd, 2009. These Options have been reserved for issuance pursuant to the Company’s Amended 2004 Stock Option Plan which has previously received acceptance from the TSX Venture Exchange and the Company’s Shareholders.

25% of each Option granted shall vest immediately with 25% vesting every six months thereafter. Any shares issued pursuant to the exercise of the Options will be subject to a hold period expiring on April 23, 2007.

For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at www.lvfh.com.

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”
_____________________________
Jacob H. Kalpakian,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Suite 100, 1255 West Pender Street,
Vancouver, British Columbia V6E 2V1
Tel: (604) 681-0204 Fax: (604) 681-9428
Email: Info@lvfh.com  Website: www.lvfh.com